UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

SPECTRUM BRANDS HOLDINGS, INC.
(Name of Issuer)

COMMON STOCK (PAR VALUE $0.01 PER SHARE)
(Title of Class of Securities)

84763R101
(CUSIP Number)

Francis T. McCarron, Executive Vice President and Chief Financial Officer
450 Park Avenue, 27th Floor
New York, New York 10022
(212) 906-8555
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 12, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84763R101	Page 1 of 5

1	NAME OF REPORTING PERSON Harbinger Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 27,756,905
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 27,756,905
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 27,756,905
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.1%
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 84763R101	Page 2 of 5

Item 1. Security and Issuer.

This Amendment No. 5 to Schedule 13D is being filed by the undersigned to amend the Schedule 13D filed by the undersigned on January 18, 2011, as amended by Amendment No. 1 to the Schedule 13D filed by the undersigned on July 1, 2011, Amendment No. 2 to Schedule 13D filed by the undersigned on July 26, 2011, Amendment No. 3 to Schedule 13D filed by the undersigned on August 2, 2011 and Amendment No. 4 to Schedule 13D filed by the undersigned on September 16, 2011 (as amended, the “Schedule 13D”) with respect to the shares of Common Stock, par value $0.01 per share (the “Issuer common stock”), of Spectrum Brands Holdings, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 601 Rayovac Drive, Madison, Wisconsin 53711.

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

No material change.

Item 4.   Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following as the last paragraph thereof:

“On December 12, 2011, Harbinger Group Inc., through its wholly-owned subsidiary HGI Funding LLC (the “Purchaser”) entered into a Rule 10b5-1 Purchase Instruction (the “Purchase Instruction”) with Credit Suisse Securities (USA) LLC (“Credit Suisse”), pursuant to which the parties thereto established a trading plan to effect purchases of up to $30 million in Shares. The Purchase Instruction provides that purchases are to be made in compliance with Rule 10b5-1 and paragraphs (b) and (c) of Rule 10b-18, each promulgated under the Securities Exchange Act of 1934, as amended.

Pursuant to the terms of the Purchase Instruction, Credit Suisse will have the authority to purchase Shares on each day the New York Stock Exchange (the “NYSE”) is open for trading and the Shares trade regular way on the NYSE, within the price, amount and other terms of the Purchase Instruction. The  Purchase Instruction will permit purchases of Shares commencing December 13, 2011 until the Purchase Instruction is terminated, which will occur upon the earlier of, among other events, the date on which the aggregate purchase price of the Shares purchased by Credit Suisse in accordance with the Purchase Instruction equals $30 million and the close of trading on the NYSE on May 15, 2012.  Notwithstanding the foregoing, the Purchaser may terminate the Purchase Instruction at any time.”

CUSIP No. 84763R101	Page 4 of 5

Item 5.  Interest in Securities of the Issuer.

No material change.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following as the last paragraph thereof:

“See Item 4 above for a description of the Purchase Instruction, which is incorporated herein by reference.”

Item 7.   Material to be Filed as Exhibits.

No material change.

CUSIP No. 84763R101	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER GROUP INC.

By:	/s/ Francis T. McCarron
Name: Francis T. McCarron
Title: Executive Vice President and Chief Financial Officer

December 13, 2011

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. § 1001).